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Exhibit 99.3

        LETTER OF TRANSMITTAL

WITH RESPECT TO THE
COMMON SHARES OF
FAIRMONT HOTELS & RESORTS INC.

This Letter of Transmittal is for use by registered holders ("Shareholders") of common shares (the "Fairmont Shares") of Fairmont Hotels & Resorts Inc. ("Fairmont") in connection with the proposed arrangement (the "Arrangement") involving Fairmont and 3128012 Nova Scotia Limited (the "Purchaser"), a corporation owned by affiliates of Kingdom Hotels International ("Kingdom") and Colony Capital, LLC ("Colony"), that is being submitted for approval at the special meeting of Shareholders to be held on April 18, 2006 (the "Meeting"). Shareholders are referred to the Notice of Meeting of Shareholders of Fairmont and Management Information Circular (the "Circular") dated March 16, 2006 that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the meanings set out in the Circular.

COMPUTERSHARE TRUST COMPANY OF CANADA (THE "DEPOSITARY")
(SEE BELOW FOR ADDRESS AND TELEPHONE NUMBER)
OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE
TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

The Arrangement is anticipated to close in early May 2006. At the Effective Time, Shareholders (other than Dissenting Shareholders) will be entitled to receive, in exchange for each Fairmont Share, U.S.$45.00 in cash.

In order for Shareholders to receive payment for their Fairmont Shares, Shareholders are required to deposit the certificates representing the Fairmont Shares held by them with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Fairmont Shares deposited for payment pursuant to the Arrangement.

Please read the Circular and the instructions set out below before carefully completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

DEPOSIT

        Upon the Arrangement becoming effective, the undersigned hereby deposits with the Depositary for transfer the enclosed certificate(s) representing Fairmont Shares, details of which are as follows: (Please print or type).

Name and Address of Registered Holder	Certificate Number(s)	Number of Fairmont Shares

NOTE: If the space provided is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.

It is understood that, upon receipt of this Letter of Transmittal and of the certificate(s) representing the Fairmont Shares deposited herewith (the "Deposited Shares") and following the Effective Time of the Arrangement, the Depositary will deliver to the undersigned a check issued by the Depositary representing the amount of cash the undersigned is entitled to receive, or hold such check for pick-up in accordance with the instructions set out below and the certificate(s) representing the Deposited Shares shall forthwith be cancelled.

The undersigned holder of Fairmont Shares represents and warrants in favor of the Purchaser that: (i) the undersigned is the registered holder of the Deposited Shares; (ii) such shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that when the acquisition consideration is paid, none of the Purchaser, Fairmont or any successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; and (vi) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Toronto time) on the Business Day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, on the Business Day preceding the date of the reconvened Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares. These representations and warranties shall survive the completion of the Arrangement.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

The undersigned surrenders to the Purchaser, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of Fairmont.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "CPOA"). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the undersigned previously and shall not be terminated by the execution by the undersigned in the future of the CPOA, and the undersigned hereby agrees not to take any action in future which results in the termination of the authority herein conferred.

The undersigned instructs the Depositary to mail the check representing payment for the Deposited Shares promptly after the Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such check for pick-up, in accordance with the instructions given below.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address set out below in Box D, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Fairmont.

It is understood that the undersigned will not receive payment in respect of the Deposited Shares until the certificate(s) representing the Deposited Shares, if applicable, owned by the undersigned are received by the Depositary at one of the addresses set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further understood that no interest will accrue on the purchase price payable in the Arrangement of the Deposited Shares. The undersigned further represents and warrants that the payment of the purchase price in respect of the Deposited Shares will completely discharge any obligations of the Purchaser and the Depositary with respect to the matters contemplated by this Letter of Transmittal.

PLEASE COMPLETE EITHER BOX A OR BOX B. SEE INSTRUCTION 5 BELOW.

BOX A PAYMENT AND DELIVERY INSTRUCTIONS
☐
ISSUE A CHECK in the name of the undersigned and SEND THE CHECK to the address of the undersigned as it appears on the Fairmont register of Shareholders or to the following address:
(please print or type)
(Name)
(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BOX B PICK-UP INSTRUCTIONS
☐
HOLD CHECK FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY AT 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO

BOX C
TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW.
Indicate whether you are a resident of Canada for tax purposes.
☐ The owner signing above represents that it is a resident of Canada for tax purposes; OR
☐ The owner signing above represents that it is not a resident of Canada for tax purposes.

BOX D DELIVERY INSTRUCTIONS (in the event that the Arrangement is not completed)
TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW. SEE INSTRUCTION 8 BELOW.
☐ Mail certificate(s) to (please fill in address for mailing):

OR
☐ Hold certificate(s) for pick-up at the office of the Depositary listed below.

BOX E
TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW.
Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.
☐ The owner signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder;
OR
☐ The owner signing above is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box "A" that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding you must complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you require a Form W-8, please contact the Depositary.

BOX F
TO BE COMPLETED BY ALL SHAREHOLDERS
Signature guaranteed by
(if required under Instruction 3)	Date:	, 200
Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative — See Instruction 4
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
Address of Guarantor (please print or type)	Taxpayer Identification, Social Insurance or Social Security Number of Shareholder (please print or type)
Name of Authorized Representative, if applicable (please print or type)
Daytime telephone number of Shareholder or Authorized Representative
Daytime facsimile number of Shareholder or Authorized Representative

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9 Department of the Treasury International Revenue Service Request for Taxpayer Identification Number and Certification
Part 1 — Please provide your name in the box at right.

	Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.	Name Social Security Number(s) (If awaiting TIN, write "Applied For") OR Employer Identification Number(s) (If awaiting TIN, write "Applied For")

Part 2 — Certification — Under penalties of perjury, I certify that:
	(1)	The number shown on this form is my correct TIN (or I am waiting for TIN to be issued to me) and
(2)
I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
	(3)	I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.
Signature of U.S. person Date , 200

NOTE: Failure to furnish your correct TIN may result in penalties imposed by the Internal Revenue Service and in backup withholding of 28% of the gross amount of consideration paid to you pursuant to the arrangement. For additional details, please review the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" that follow the instructions accompanying this Letter of Transmittal.

You must complete the following certificate if you wrote "Applied For" in Part 1 of Substitute Form W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.
Signature	Date	, 200

INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  In order to permit the timely receipt of the cash proceeds payable in connection with the Arrangement, it is recommended that this Letter of Transmittal (or manually signed facsimile thereof) together with accompanying certificate(s) representing Fairmont Shares be received by the Depositary at the office specified below before 5:00 p.m. (Toronto time) on April 17, 2006 or, in the case of any adjournment or postponement of the Meeting, no later than 5:00 p.m. (Toronto time) on the Business Day before the reconvened Meeting. Do not send the certificates or this Letter of Transmittal to Fairmont or the Purchaser.

  (b)
  The method used to deliver this Letter of Transmittal and any accompanying certificates representing Fairmont Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received. Fairmont recommends that the necessary documentation be hand delivered to the Depositary at the address specified below, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Shareholders whose Fairmont Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those Fairmont Shares.

2.     Signatures

  This Letter of Transmittal must be completed, dated and signed by the holder of Fairmont Shares or by such holder's duly authorized representative (in accordance with Instruction 4).

  (a)
  If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

  (b)
  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a check is to be issued to a person other than the registered owners:

  (i)
  such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

  (ii)
  the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

  (c)
  If any of the surrendered Fairmont Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Fairmont Shares.

3.     Guarantee of Signatures

  No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder(s) of Fairmont Shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Fairmont Shares or if payment is to be sent to a person other than the registered owner(s) of the Fairmont Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

  An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

4.     Fiduciaries, Representatives and Authorizations

  Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Either Fairmont or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5.     Payment and Delivery Instructions

  In all cases, either Box "A" or Box "B" should be completed and Box "D" entitled "Delivery Instructions" should be completed. If those boxes are not completed, the check for the Fairmont Shares or the certificate(s) in respect of the Fairmont Shares (if the Arrangement is not completed) will be mailed to the depositing Shareholder at the address of the Shareholder as it appears on the securities register of Fairmont.

6.     Miscellaneous

  (a)
  If the space on this Letter of Transmittal is insufficient to list all certificates for Fairmont Shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Fairmont Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits of Fairmont Shares will be accepted.

  (d)
  Additional copies of this Letter of Transmittal may be obtained from the Depositary at the office specified below. The Letter of Transmittal is also available at the website maintained by The Canadian Depository for Securities Limited at www.sedar.com.

  (e)
  It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular.

  (f)
  Fairmont and the Purchaser reserve the right, if either so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

  (g)
  This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.     Lost Certificates

  If a certificate representing Fairmont Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with an affidavit by the Person claiming such certificate to be lost, stolen or destroyed, to the Depositary. The Depositary and/or the registrar and transfer agent for the Fairmont Shares will respond with the replacement requirements in order for you to receive your entitlement, which may include a requirement to provide a bond satisfactory to the Purchaser and the Depositary in such sum as the Purchaser may direct or otherwise indemnify the Purchaser in a manner satisfactory to the Purchaser against any claim that may be made against the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

8.     Return of Certificates

  If the Arrangement does not proceed for any reason, any certificate(s) for Fairmont Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Box "D".

9.     U.S. Shareholders and Substitute Form W-9

  United States federal income tax law generally requires that a U.S. Shareholder who receives cash in exchange for Fairmont Shares provide the Depositary with his correct Taxpayer Identification Number ("TIN") or Employer Identification Number ("EIN"), which, in the case of a holder of Fairmont Shares who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the Internal Revenue Service.

  To prevent backup withholding, each U.S. Shareholder must provide his correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN or EIN provided is correct (or that such holder is awaiting a TIN or EIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the holder that he is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

  Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN or EIN in Part 1 or Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" (the "W-9 Guidelines") that follow these instructions.

  If Fairmont Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

  If a U.S. Shareholder does not have a TIN or EIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN or BIN; (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN or EIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

  If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.

  A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

  TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS

  ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9

  Guidelines for Determining the Proper Identification Number for the Payee (You).

  To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the United States Internal Revenue Service.

For This Type of Account:		Give The Taxpayer Identification Number of:

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4.a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b.	So-called trust that is not a legal or valid trust under state law	The actual owner(1)

5.	Sole proprietorship	The owner(3)

6.	A valid trust, estate, or pension trust	The legal entity(4)

7.	Corporate	The corporation

8.	Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization

9.	Partnership	The partnership

10.	A broker or registered nominee	The broker or nominee

11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

  (1)
  List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that personas number must be furnished.

  (2)
  Circle the minor's name and furnish the minor's social security number.

  (3)
  You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

  (4)
  List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

  NOTE:  If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from withholding include:

(i)
An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2);

(ii)
The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing;

(iii)
An international organization or any agency or instrumentality thereof; and

(iv)
A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i)
A corporation;

(ii)
A financial institution;

(iii)
A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the Untied States;

(iv)
A real estate investment trust;

(v)
A common trust fund operated by a bank under Section 584(a);

(vi)
An entity registered at all times during the tax year under the Investment Company Act of 1940;

(vii)
A middleman known in the investment community as a nominee or custodian;

(viii)
A futures commission merchant registered with the Commodity Futures Trading Commission;

(ix)
A foreign central bank of issue; and

(x)
A trust exempt from tax under Section 664 or described in Section 4947.

Payments of dividends and patronage dividends generally exempt from backup withholding include:

(i)
Payments to non-resident aliens subject to withholding under Section 1441;

(ii)
Payments to partnerships not engaged in a trade or business in the United States and that have at least one non-resident alien partner;

(iii)
Payments of patronage dividends not paid in money;

(iv)
Payments made by certain foreign organizations; and

(v)
Section 404(k) payments made by an ESOP.

Payments of interest generally exempt from backup withholding include:

(i)
Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and you have not provided your correct taxpayer identification number to the payer;

(ii)
Payments of tax-exempt interest (including exempt-interest dividends under Section 852);

(iii)
Payments described in Section 6049(b)(5) to non-resident aliens;

(iv)
Payments on tax-free covenant bonds under Section 1451;

(v)
Payments made by certain foreign organizations; and

(vi)
Mortgage interest paid to you.

Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under section 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply.

PENALTIES

(1)
Failure to Furnish Taxpayer Identification Number — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)
Civil Penalty for False Information With Respect to Withholding — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)
Criminal Penalty for Falsifying Information — Wilfully falsifying certificates or affirmations may subject you to criminal penalties including fines and/or imprisonment.

For additional information, consult your tax consultant or the IRS.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

By Regular Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Canada
Attention: Corporate Actions

By Registered Mail, Hand or Courier

9th Floor
100 University Avenue
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

Toll free number in North America: 866-982-9701
Phone: 514-982-7139
E-mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by
Shareholders to the Depositary at the telephone number
and locations set out above.

QuickLinks

PLEASE COMPLETE EITHER BOX A OR BOX B. SEE INSTRUCTION 5 BELOW.
INSTRUCTIONS
FOR U.S. SHAREHOLDERS ONLY GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9